Exhibit 99.1

NOT FOR DISTRIBUTION OR PUBLICATION IN OR INTO THE UNITED STATES OR TO U.S. PERSONS

This announcement does not constitute an offer to sell or the solicitation of an offer to buy any securities in the United States or any other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No securities may be offered or sold in the United States absent registration or an applicable exemption from registration requirements. Any public offering of securities to be made in the United States will be made by means of a prospectus. Such prospectus will contain detailed information about the company making the offer, management, as well as financial statements. The Company does not intend to make any public offering of securities in the United States.

21VIANET GROUP, INC.

(Incorporated as a limited liability company under the laws of the Cayman Islands)

Announcement of (i) Results of the Tender Offer in respect of the outstanding

US$300,000,000 7.000% Senior Notes due 2020 (the “2020 Notes”, ISIN: XS1640517907: Common Code: 164051790) and (ii) Pricing of the Concurrent New Money Issuance

April 9, 2019 – 21Vianet Group, Inc. (the “Company”) today announced the acceptance and results of the Company’s previously announced invitation to eligible holders of the 2020 Notes (“Noteholders”) to tender their Notes for purchase for cash (the “Tender Offer”) upon the terms and subject to the conditions set forth in an offer to purchase dated March 29, 2019 (the “Offer to Purchase”).

The Company also announced that the Company has priced the offering of US$300 million in aggregate principal amount of the USD-denominated notes due 2021 at an interest rate of 7.875% per annum (the “New Notes”). The New Notes are being offered outside the United States in offshore transactions to non-U.S. persons in reliance on Regulation S under the Securities Act of 1933, as amended (the “Securities Act”). The New Notes will initially be subject to certain resale restrictions in the United States during the 40-day distribution compliance period pursuant to Regulation S under the Securities Act.

Reference is made to the announcement dated March 29, 2019 relating to the Tender Offer and the offering of the New Notes (the “Concurrent New Money Issuance”).

Results of the Tender Offer

The Tender Offer for repurchase of the 2020 Notes expired at 5:00 p.m. (London Time) on April 8, 2019 (the “Expiration Deadline”).

As at the Expiration Deadline, US$150,839,000 in principal amount of the 2020 Notes (the “Maximum Acceptance Amount”), representing approximately 50.28% of the US$300 million total aggregate principal amount of the 2020 Notes outstanding as at such date, had been validly tendered and not validly withdrawn.

Subject to the terms and conditions of the Tender Offer, the Company will accept for purchase such 2020 Notes in full with no pro rata scaling.

2020 Notes repurchased by the Company pursuant to the Tender Offer will be cancelled. Any 2020 Notes that remain outstanding after the Tender Offer will continue to be the obligations of the Company. Holders of those outstanding 2020 Notes will continue to have all the rights associated with those 2020 Notes.

The Settlement Date for the Tender Offer is currently expected to be not later than April 16, 2019. The Company’s obligation to accept for purchase, and to pay for, 2020 Notes validly tendered and not validly withdrawn pursuant to the Tender Offer is conditioned upon certain conditions having occurred or having been waived by the Company, including the completion of Concurrent New Money Issuance.

The Dealer Managers for the Tender Offer are:

Credit Suisse (Hong Kong) Limited Level 88, International Commerce Centre 1 Austin Road West, Kowloon Hong Kong Attention: Legal – Investment Banking and Capital Markets

Barclays Bank PLC

5 The North Colonnade

Canary Wharf

London E14 4BB

United Kingdom

Telephone: +44 20 7773 8890

Attention: Liability Management Group

Email: eu.lm@barclays.com

with a copy to:

Barclays Bank PLC

41/F Cheung Kong Center

2 Queen’s Road Central

Hong Kong

Telephone: +852 2903 2706

Attention: Liability Management Group

Email: tmgap@barclays.com

The Information and Tender Agent for the Tender Offer is:

D.F. King Ltd.

In London: 125 Wood Street London EC2V 7AN United Kingdom Telephone: +44 20 7920 9700	In Hong Kong: Suite 1601, 16/F, Central Tower 28 Queen’s Road Central Central, Hong Kong Telephone: +852 3953 7230
Email: 21vianet@dfkingltd.com Tender Offer Website: https://sites.dfkingltd.com/21vianet

For a detailed statement of the terms and conditions of the Tender Offer, holders of the Notes should refer to the Offer to Purchase. The terms of the Tender Offer are more fully described in the Offer to Purchase, copies of which may be obtained from the Tender Offer Website (https://sites.dfkingltd.com/21vianet), subject to eligibility confirmation and registration.

Capitalized terms used herein with respect to the Tender Offer but not defined shall have the same respective meanings when used in the Offer to Purchase.

Any questions or requests for assistance concerning the terms of the Tender Offer may be directed to the Dealer Managers. Any questions or requests for assistance concerning the Tender Offer or for additional copies of the Offer to Purchase and any other related documents may be directed to the Information and Tender Agent. A beneficial owner of 2020 Notes may also contact its custodian or intermediary for assistance concerning the Offer.

This release also does not constitute an offer to purchase, a solicitation of an offer to purchase, or a solicitation of tenders with respect to any 2020 Notes. The Tender Offer is being made solely pursuant to the Offer to Purchase and related materials. Eligible Holders should read the Offer to Purchase and related materials carefully prior to making any decisions with respect to the Tender Offer because they contain important information. Eligible Holders may obtain a free copy of the Offer to Purchase from the Dealer Managers or the Information and Tender Agent specified above.

The distribution of the Offer to Purchase in certain jurisdictions may be restricted by law. Persons into whose possession the Offer to Purchase comes are required by each of the Company, the Dealer Managers and the Information and Tender Agent to inform themselves about, and to observe, any such restrictions. The Offer to Purchase does not constitute an invitation to participate in the Tender Offer in any jurisdiction in which, or to any person to or from whom, it is unlawful to make such invitation or for there to be such participation under applicable securities laws.

The Concurrent New Money Issuance

The Company is pleased to announce that it has priced the offering of US$300 million in aggregate principal amount of the New Notes. Interest on the New Notes will be payable semi-annually in arrears on, or nearest to, April 15 and October 15 in each year, beginning on October 15, 2019. The New Notes will mature on October 15, 2021. The Notes have been provisionally rated B1 by Moody’s, B+ by S&P and B+ by Fitch.

The Company intends to use the Notes proceeds to refinance its outstanding offshore indebtedness, fund future capital needs, and for general corporate purposes.

Credit Suisse and Barclays are acting as the joint global coordinators for the transaction. Credit Suisse, Barclays and Orient Securities (Hong Kong) are acting as the joint book-runners and joint lead managers for the transaction.

The Company expects to close the offering of the New Notes on or about April 15, 2019, subject to the satisfaction of customary closing conditions.

This announcement shall not constitute an offer to sell or a solicitation of an offer to purchase any of the New Notes, and shall not constitute an offer, solicitation or sale of the New Notes in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful. No public offering of the New Notes will be made in the United States or to, or for the account or benefit of any U.S. person, and the Company does not intend to register any part of the offering in the United States.

This announcement contains information about the pending offering of the New Notes, and there can be no assurance that the offering will be completed.

About 21Vianet

21Vianet Group, Inc. is a leading carrier- and cloud-neutral Internet data center services provider in China. 21Vianet provides hosting and related services, cloud services, and business VPN services to improve the reliability, security and speed of its customers’ Internet infrastructure. Customers may locate their servers and networking equipment in 21Vianet’s data centers and connect to China’s Internet backbone. 21Vianet operates in more than 20 cities throughout China, servicing a diversified and loyal base of over 5,000 hosting and related enterprise customers that span numerous industries ranging from Internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, quotations from management in this announcement as well as 21Vianet’s strategic and operational plans contain forward-looking statements. 21Vianet may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about 21Vianet’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 21Vianet’s goals and strategies; 21Vianet’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, 21Vianet’s services; 21Vianet’s expectations regarding keeping and strengthening its relationships with customers; 21Vianet’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where 21Vianet provides solutions and services. Further information regarding these and other risks is included in 21Vianet’s reports filed with, or furnished to, the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and 21Vianet undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contact:

21Vianet Group, Inc.

Rene Jiang

+86 10 8456 2121

IR@21Vianet.com

Julia Jiang

+86 10 8456 2121

IR@21Vianet.com

ICR, Inc.

Jack Wang

+1 (646) 405-4922

IR@21Vianet.com